INVEST IN **THE FARMER'S COW CALFE & CREAMERY**

# A Profitable and Growing Farm-to-Table Fast Casual Restaurant Seeking Investment to Expand

■ PITCH VIDEO    ■ INVESTOR PANEL



thefarmerscowcalfe.com    Mansfield CT    [f]  [○]

Food | Main Street | Retail | Restaurant | Sustainability

---

**OVERVIEW**    UPDATES    WHAT PEOPLE SAY    ASK A QUESTION

---

# Highlights

**(1)** 📈 +216% sales growth from Apr - Aug 2020, during the peak of Covid restrictions.

**(2)** Projected 2021 Sales increases of +38% and profitability +20% 🚀 (not guaranteed).

**(3)** 🐮 Farm-to-table greatly influences purchasing choices for nearly 70% of consumers. (Nielsen)

**(4)** The investment will support unit expansion with several sites already selected. 🏢

**(5)** Experienced leadership team lead by Karlin Linhardt, former executive at Papa John's, Subway, and McDonalds.

---

# Our Team



**Karlin Linhardt**   CEO

Karlin started his restaurant career at McDonald's, and recently has led strategic turn arounds at Subway as Marketing SVP and at Papa John's as Global CMO. His knowledge, energy and enthusiasm have attracted other strong talent to the team.

> The small farmer used to be the backbone of our economy and culture, but many have been left behind. It is our mission to support them while offering fresh ingredients and better tasting food.



**Coryn Princevalle**   COO

Coryn's operations experience includes start-ups, independent brands and established franchises. From owning her own restaurant to managing multi-units for Dunkin' Donuts, she excels in creating strong culture and delivering excellent service.



**Angela Sanders**   Head of Marketing

From franchise giant Subway to fast-casual start-up Smashburger, Angela has held many restaurant leadership positions in her career. Most recently she led CRM account teams at Panera and Brinker to drive growth and further digital transformation.

SEE MORE

## Pitch



**FARMER'S COW**
**Calfé & Creamery**

A Profitable and Growing Farm-to-Table Fast Casual Restaurant Seeking Investment to Expand.

---

### Post-Covid: Best Time to Launch New Fast-Casual Restaurant Concept

 Restaurant spending represents 50% of our food dollar, and pent-up demand remains high. **83% of consumers want to eat out more!**

 Total restaurant unit growth was outpacing demand, but 2020 saw 110,000 restaurants close for good.

 Majority of closures had been in business 16 – 30 years. Most were part of the community, but unlikely to reopen.

 **Fast Casual is fastest growing** restaurant sector due to higher quality food vs. QSR and lower costs, higher speeds vs. Casual Dining. (NRN)

Source: NRA, 1/26/21

---

### Key Consumer Trends Have Been Driving Industry Growth

 **Convenience.**
Digital Pre-Order
Contactless Pick Up
Delivery.

 **Quality**
Better Ingredients.
Cravable Tastes.
Insta-worthy Products..

 **Food Source**
Local. Sustainable.
Fresh.

**Food Source has opportunity to further change the industry and set new concepts apart.**

---

### Farm to Table Influences 69% of Consumers' Choices About Where to Eat

Source: Nielsen

---

Meanwhile, in New England six family-owned dairy farms dedicated to local farming started **The Farmer's Cow** Cooperative.






## The Farmer's Cow Established a Successful Supermarket Brand

They currently offer their dairy products to Supermarkets throughout New England, and have a strong and loyal following.

Then, They Opened The Farmer's Cow Calfe & Creamery

- In 2019, new investments were made, and new management joined the team.
- In 2020, they achieved triple digit sales growth during the pandemic.
- In 2021, sales are projected to grow +38% and generate positive cashflows.



## 2020 Farmer's Cow Calfe & Creamery Sales During Peak of Global Pandemic

2020 Restaurant Industry Average Sales Down - 27%

+216% Sales Growth Apr-Aug 2020

*Source: Revel POS, reporting fiscal months week ending Sundays.*



2021 Sales Projections +38% based on Q1 Comps.

Almost +20% increase vs. restaurant industry.

*Source: Revel POS, reporting fiscal months week ending Sundays.*
*37.7% YOY Growth Based on Q1 2021 Comps.*

## The Farmer's Cow Capitalizes on Five Key Trends and Addresses Key Consumer Needs



- Farm-to-Table, Which Means Quality Freshness You Can Taste.
- Part of the Growing Fast Casual Restaurant Segment.
- Innovative Menu Items Across All Dayparts, including the Fast-Growing Snack/Treat Occasion.
- Leader in Convenience with Digital Pre-Order Pick Up Window, Drive-Thru and Delivery.

Supporting Local Farmers and Giving Back to the Local Community.
10





Happy Farms = Happy Food!

Experienced Restaurant Executives Are Leading This Growth
CEO
Executive experience with McDonald's, Subway, Papa Johns
Head of Operations
Experience at Dunkin' as well as Privately Owned Restaurants..
Head of Marketing
Experience at Subway, Agencies, and Fast-Casual Start-up Smashburger.
Head of Analytics
Experience at Subway, Merkle, and Best Buy











Immediate unit expansion includes potential locations identified throughout the state of Connecticut.
Hartford
New Haven
US Highways
Interstate Highways

Broader Expansion
The Farmer's Cow Team will establish license agreements with local farmers in new territories.
The Farmer's Cow Calfe and Creamery will expand across the country.





Disclaimer: These projections cannot be guaranteed

Additional Increases in Sales and Profitability will come with Increased Conveniences
Plans to increase conveniences include:
1. Adding drive-thru windows, where possible.
2. Improving mobile order pick-up with dedicated window.
3. Increasing third party delivery momentum with advertising.
DRIVE THRU







  

## What We Need?

$1,000,000

Our main growth hurdle is investment to expand locations.

Several locations already scouted to open that we'd like to move on quickly.

THE FARMER'S COW
Calfé & Creamery
Happy Farms. Happy Food.

Thank you for your consideration!